

April 11, 2011

<u>Via Mail and Facsimile (30 210 428 4285)</u>

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP LLC, General Partner
Capital Product Partners, LP
3 Iassonos Street
Piraeus, 18537
Greece

   Re: **Capital Product Partners, LP**
      Form 20-F for the Fiscal Year Ended December 31, 2010
      Filed February 4, 2011
      File No. 001-33373
      Response Letter Filed March 24, 2011

Dear Mr. Lazaridis:

  We refer you to our comment letter dated March 15, 2011 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

        Sincerely,

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Max Webb
   Assistant Director
   Division of Corporation Finance